Exhibit 2

Wynnefield Capital Management, LLC

450 Seventh Avenue, Suite 509

New York, NY 10123

For Circulation to the Members

of the Board of Directors

June 8, 2015

Bradley J. Pyatt, Chairman of the Board;

Each of the Members of the Board of Directors

MusclePharm Corporation

4721 Ironton Street, Building A

Denver, Colorado 80239

Ladies and Gentlemen:

Wynnefield Capital Management, LLC and its affiliates (“Wynnefield”) are longtime and significant shareholders in MusclePharm Corporation (the “Company”). This letter is a follow up to our several earlier communications in which we expressed serious concerns with deficiencies in the Company requiring immediate attention in the areas of liquidity, corporate governance and transparency, and accuracy of disclosure to the public. We have previously attempted in good faith to bring these issues to the attention of management, but our concerns have been largely ignored. We, therefore, believe it is appropriate to write to the entire Board to ensure that the recently appointed independent directors are fully apprised of our most pressing concerns.

Liquidity

The Company announced in its first quarter earnings release on May 11, 2015, that its cash flow increased $5.9m – a year over year increase of 282%. CEO Brad Pyatt, commenting on the Company’s results, noted how pleased he was with the Company’s fundamentals and “the positive momentum we have built in continued revenue contributions, positive cash flow and sustainable margins.” He also noted active management of the Company’s cash position with strong increases of cash flow during the first quarter of 2015. The Company’s May 12, 2015 earnings conference call supported and went beyond these positive statements regarding the Company’s cash position and liquidity. CFO John Price noted that “cash flow provided by operations was $682,000 versus a use of cash of $1.9m in Q4 demonstrating improvement in our financial strength and solid position to meet long tern financial obligations.” Additionally, President Richard Estalella noted in response to a question about compliance with debt covenants that “we feel that we’ll be within all of our covenants by the end of Q2.”

There are a number of indicators, however, that strongly suggest that the true picture regarding liquidity may be very different. The First Amendment to the Company’s Manufacturing Agreement, dated March 2, 2015, with F.H.G. Corporation, d/b/a “Capstone Nutrition”, filed as Exhibit 10.1 and disclosed in Note #4 to the Company’s Form 10-Q for the first quarter of 2015, outlines in Section 19.8 of the agreement, payments owed Capstone Nutrition on the 30th, 60th, and 90th day from March 2, 2015, totaling $2.5m. In addition, Note #7 to the Company’s Form 10-Q for the first quarter of 2015 discloses that, as of March 31, 2015, the Company had drawn down all $8m under its line of credit, putting the Company out of compliance with certain financial covenants, including requiring the line of credit balance to be at or below $3m for a minimum of 14 non-consecutive days per quarter, and requiring a written waiver from the bank, which the Company received that is effective until May 31, 2015 (no subsequent disclosure has been made regarding the status of the waiver after May 31, 2015). Yet despite these circumstances, the Company reported that, as of March 31, 2015, liquidity increased $3.7m to $4.7m, leaving us to conclude that the increase came entirely from a one time inventory drawdown of $7.2m, and not Brad Pyatt’s claims of “positive momentum … in continued revenue contribution, positive cash flow and sustainable margins.”

Corporate Governance

We are increasingly troubled by the Company’s May 8, 2015 amendments to its By-laws, summarized below, because of both the new hurdles and burdens they place on shareholder suffrage; especially when considered in light of the Company’s recent erratic corporate governance events. The By-laws were amended, i) to require that shareholders of the Company requesting a special meeting provide, in their request to the Company, certain specified information and set forth other requirements regarding delivery of such request; ii) to require that shareholders intending to act by written consent request a record date from the Company for such action, which request must include certain specified information and set forth other requirements regarding the delivery of written consents; iii) to require certain shareholder disclosure requirements regarding advance notice of shareholder proposals and shareholder nominations; iv) to provide that only the Board can fill vacancies of the Board; v) to provide that directors may be removed by a two-thirds (as opposed to majority) vote of the shareholders, as contemplated by NRS 78.335; and vi) to provide that that any person acquiring equity in the Company shall be deemed to have notice of and consented to Article VII, Section 5 of the By-laws, relating to choice of forum where to bring disputes.

We believe these provisions, which are viewed with disfavor by ISS, are nothing more than a thinly veiled attempt to entrench management and diminish their accountability to the shareholders of the Company.

The By-law changes are especially problematic when viewed in the context of the Company’s machinations regarding the composition of its Board of Directors. The Company’s first quarter earnings release states a present intention to increase the size of the Board to seven which was confirmed by Brad Pyatt during the May 12, 2015 earnings conference call. These statements, made after the Company had filed its proxy statement for the upcoming annual meeting of shareholders, seemed to demonstrate an intent to avoid a shareholder election to fill the newly created board seat and therefore thwart the shareholders’ primary method of board accountability. By not including the seventh director in the proxy statement to be voted on by the shareholders, the Board is empowered to appoint a candidate of its choosing to fill the new board seat after the annual meeting, further entrenching an already captive and acquiescent board.

The Company’s May 28, 2015 announcement of the en masse and management orchestrated resignation and replacement of the three independent members of the Board and the postponement of the annual meeting of shareholders until August 26, 2015, has further undermined shareholder confidence in the Company’s corporate governance controls and begs further explanation and disclosure. However, despite these major changes to the composition of the Board, the delay of the annual meeting, and the fixing of a new record date for shareholders, the Company continues to deny shareholders their basic democratic rights by attempting to procedurally deny the fundamental right of shareholders to submit nominees for election at the upcoming annual meeting. The newly amended Section 9 of Article II of the Company’s By-laws states that a public announcement of postponement or adjournment of the annual meeting does not reopen the advance notice of director nominee window. This is a very convenient result for the Company’s Board. Nevada corporate law, however, is clear that this transparent and highly orchestrated attempt to deny shareholder democracy will not succeed in depriving the shareholders of their ability to submit nominees for election to the Board. There is strong authority that challenges by-law advance notice provisions when there is a material change of circumstances occurring after the advance notice deadline. Nevada corporate law preserves the paramount importance of shareholder voting rights and requires a board to act to protect shareholder suffrage rights, including the ability to nominate candidates for election. Certainly the wholesale, simultaneous resignation and replacement of the Company’s independent directors constitutes such a material change requiring the Board to act and waive the advance notice provision of the Company’s By-laws.

We believe the fiduciary duties of the Company’s directors require the Board to take immediate action to address these issues and call upon the Board to take the following action:

1)	Issue an immediate press release correcting any material misstatements regarding the Company’s current liquidity and cash flow position.

2)	Announce the opening of a window for shareholder submission of nominees for election to the Company’s Board, including nominees to fill the newly created seventh board seat, in accordance with Nevada corporate law.

3)	Provide a full explanation surrounding the mass resignation and replacement of the three independent directors of the Company.

4)	Engage a qualified investment bank to assist management and the Board to fully explore all strategic opportunities to increase shareholder value, including auction of the Company.

We trust that you will accept our recommendations and incorporate them promptly to avoid further action by us. We request that you publically announce the steps that you are taking in response to this letter by June 19, 2015.

Very truly yours,

Wynnefield Capital Management, LLC

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member